UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                            Indus International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45578L100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 29, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP No.   45578L100                                         Page 2 of 10 Pages
----------------------                                        ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    18,166,938 (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                18,166,938 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            18,166,938 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.14%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP No.   45578L100                                         Page 3 of 10 Pages
----------------------                                        ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    18,166,938  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                18,166,938  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            18,166,938  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.14%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (LIMITED LIABILITY COMPANY)
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP No.   45578L100                                         Page 4 of 10 Pages
----------------------                                        ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    18,166,938  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                18,166,938  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            18,166,938  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.14%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 5 of 10 Pages


     Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 5 amends the Schedule 13D filed on September 4, 1997, as amended on September 8, 1997 , September 9, 1998, January 13, 1999 and March 6, 2003 (such
Schedule 13D as amended, the "Old Schedule 13D/A") by Warburg, Pincus Investors, L.P. ("WPI"), a Delaware limited partnership, Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC.)("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WPI and WP LLC, the "Reporting Entities").

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Indus International, Inc., a Delaware corporation ("Indus International" or the "Company"). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 2. Identity and Background

Item 2 of the Old Schedule 13D/A is hereby amended to replace the paragraph beginning "WP, the sole general partner of WPI" in its entirety as follows:

WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. The members of WP LLC are substantially the same as the partners of WP. William
H. Janeway ("Janeway"), a director of the Company, is a Vice Chairman of WP LLC and a General Partner of WP. Janeway disclaims beneficial ownership of the shares to which this statement relates for purposes of Rule 13d-4 under the Exchange Act. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017. Each of WPI, WP and WP LLC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and (ii) has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Old Schedule 13D/A is hereby amended by adding the following immediately prior to the section titled "The Financing Purchase Agreement":

As of July 29, 2003 and after adjusting the exercise price pursuant to the antidilution adjustment provisions set forth in the warrants issued by the Company to WPI pursuant to the TSW Merger, WPI held warrants to purchase an aggregate of 357,469 shares of the Company's Common Stock at an exercise price of $2.38 per share.

                                                              Page 6 of 10 Pages


Item 3 of the Old Schedule 13D/A is further hereby amended by replacing the section titled "The Financing Purchase Agreement" with the following:

The Financing Purchase Agreement
--------------------------------

     Pursuant to a Purchase Agreement, dated as of February 12, 2003, by and among WPI, the other purchasers named therein (collectively with WPI, the "Financing Purchasers") and the Company (the form of which is attached hereto as
Exhibit 2) (the "Financing Purchase Agreement"), WPI purchased 72,666 shares of the Company's Common Stock at a price of $1.50 per share (the "Financing Common Stock") and a Convertible Promissory Note of the Company, dated March 5, 2003 in the aggregate principal amount of $4,891,001.00 at face value (the form of which is attached hereto as Exhibit 3) (the "Financing Note", and together with the Financing Common Stock, the "Financing Securities"), with the purchase price paid in cash on February 13, 2003 into an escrow account. On March 5, 2003, the Company satisfied all of its closing conditions required to be performed by it under the Financing Purchase Agreement and the purchase price was released to the Company from the escrow account (the "Financing Closing"). On July 29, 2003 (the "Financing Conversion Date"), the Company's stockholders voted in favor of the proposed issuance of Common Stock issuable upon conversion of the Financing Note (the "Financing Stockholder Approval"). Consequently, the Financing Note with a then outstanding balance of $4,948,889.01 ($4,891,001.00 in principal and $57,888.01 in accrued but unpaid interest) was automatically converted into 3,299,259 shares of Common Stock (3,260,667 shares in respect of the outstanding principal amount and 38,592 shares in respect of accrued but unpaid interest) based on a conversion price of $1.50 (the "Financing Conversion Price").

     The total amount of funds required to purchase the Financing Securities at the Financing Closing by WPI pursuant to the Financing Purchase Agreement was $5,000,000 and was furnished from the working capital of WPI. No additional funds were required to acquire beneficial ownership of the Financing Securities reported on this Schedule 13D/A.

Item 4. Purpose of Transaction.

Item 4 of the Old Schedule 13D/A is hereby amended by replacing the section titled "The Financing Purchase Agreement" with the following:

Financing Purchase Agreement
----------------------------

     The purchases by WPI of the Financing Securities were effected both because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy and to help finance the Company's acquisition of the Energy and Utilities Solutions business of Systems & Computer Technology Corporation. Depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of capital stock of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the

                                                              Page 7 of 10 Pages


Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     Pursuant to the terms of the Financing Purchase Agreement, the Company filed a registration statement on Form S-3 covering the shares of Common Stock sold at the Financing Closing pursuant to the Financing Purchase Agreement (the "Financing Purchasers Shares") for the benefit of the Financing Purchasers and their permitted transferees, including WPI.

     Pursuant to the terms of the Financing Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days after the Financing Conversion Date, a registration statement on Form S-3 covering the shares of Common Stock issuable upon conversion of all the Convertible Promissory Notes, including the Financing Note, issued at the Financing Closing pursuant to the Financing Purchase Agreement (the "Financing Purchasers Conversion Shares") for the benefit of the Financing Purchasers and their permitted transferees, including WPI.

     The Financing Note was issued to WPI on March 5, 2003 and converted pursuant to its terms into Common Stock on the Financing Conversion Date.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Item 2 of the Old
Schedule 13D/A has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Old Schedule 13D/A is hereby amended by replacing the section titled "The Financing Purchase Agreement" with the following:

The Financing Purchase Agreement
--------------------------------

     (a) As described in Item 3, pursuant to the Financing Purchase Agreement, the Financing Note with a then outstanding balance of $4,948,889.01 ($4,891,001.00 in principal and $57,888.01 in accrued but unpaid interest) was automatically converted into an aggregate of

                                                              Page 8 of 10 Pages


3,299,259 shares of Common Stock (3,260,667 shares in respect of the outstanding principal amount and 38,592 shares in respect of accrued but unpaid interest).

     As of the Financing Conversion Date, the Reporting Entities own 43.14% of the Company's then outstanding Common Stock and Janeway would be deemed to own 43.25% of the Company's then outstanding Common Stock based on 42,110,011 shares of the Company's Common Stock outstanding as of July 29, 2003, which includes 6,826,664 shares of the Company's Common Stock issued to the Financing Purchasers on March 5, 2003 and 9,791,859 shares of the Company's Common Stock issued to the Financing Purchasers on July 29, 2003 pursuant to the conversion of the Financing Notes issued pursuant to the Financing Purchase Agreement. Janeway holds options to purchase 82,500 shares of Common Stock at various prices, of which 45,000 are exercisable within 60 days of July 29, 2003.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) WPI has the power to vote or to direct the vote and to dispose or to direct the disposition of the 18,166,938 shares of Common Stock it may be deemed to beneficially own as of the Financing Closing. Each of the Reporting Entities shares with WPI the power to vote or to direct the vote and to dispose or to direct the disposition of the 18,166,938 shares of Common Stock it may be deemed to beneficially own as of the Financing Closing.

     (c) Other than the acquisition of the Financing Securities at the Financing Closing and the transactions described herein, no transactions in the Common Stock were effected during the last sixty days by the Reporting Entities or any of the persons set forth in Item 2 of the Old Schedule 13D/A.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Financing Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Financing Securities.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

                                                              Page 9 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003                    WARBURG, PINCUS INVESTORS, L.P.

                                          By: Warburg Pincus & Co.,
                                              General Partner

                                          By: /s/ Scott A. Arenare
                                             -------------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


Dated: July 31, 2003                    WARBURG PINCUS & CO.

                                          By: /s/ Scott A. Arenare
                                              ------------------------------
                                              Name: Scott A. Arenare
                                              Title: Partner


Dated: July 31, 2003                    WARBURG PINCUS LLC

                                          By: /s/ Scott A. Arenare
                                              ------------------------------
                                              Name: Scott A. Arenare
                                              Title: Managing Director

                                                             Page 10 of 10 Pages


                                  EXHIBIT INDEX

     1. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).